NI 51-101F1
DISCLOSURE FOR OIL AND GAS ACTIVITIES

TAG OIL LTD.

FORM 51-101F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

PART 1           DATE OF STATEMENT

The statement of reserves data and other oil and gas information set forth below is dated July 17, 2007, and is effective March 31, 2007. The information provided herein was prepared on July 16, 2007.

For a glossary of terminology and definitions relating to the information included within this statement (including the aforementioned dates), readers are referred to National Instrument 51-101 (“NI 51-101”).

All dollar figures are in United States dollars unless stated otherwise.

PART 2            DISCLOSURE OF RESERVES DATA

The following is a summary of the oil and natural gas reserves and net present values of future net revenue of TAG Oil Ltd. and its subsidiaries (the “Company”) as evaluated by Sproule International Limited (“Sproule”), an independent qualified reserves evaluator appointed by the Company pursuant to NI 51-101. The Company has one property with reserves, located in the onshore portion of the Taranaki basin in New Zealand, and this property was independently evaluated by Sproule. Readers should note that the totals in the following tables may not add due to rounding.

The estimated future net revenue figures contained in the following tables do not necessarily represent the fair market value of the Company’s reserves. There is no assurance that the forecast price and cost assumptions contained in the Sproule report will be attained and variances could be material. Other assumptions relating to costs and other matters are included in the Sproule report. The recovery and reserves estimates attributed to the Company’s property described herein are estimates only. The actual reserves attributed to the Company’s property may be greater or less than those calculated.

Table 1

Table 2

Table 3

Table 4

Table 6

Table 7

Table 8

Table 9

PART 3            PRICING ASSUMPTIONS

Forecast benchmark reference price and inflation rate assumptions are summarized in Table 5. Constant benchmark reference product price assumptions reflected in the reserves data are summarized in Table 10. These forecast and constant assumptions were provided in the Sproule report.

Table 5

Table 5
NI 51-101
Summary of Pricing and Inflation Rates Assumptions as of March 31, 2007

Forecast Prices and Costs

Year	WTI Cushing Oklahoma ($US/bbl)	Cheal Natural Gas ($US/Mcf)	Inflation Rate[1] (%/Yr)
Historical			
2000	30.30		1.5
2001	25.94		2.0
2002	26.09		2.7
2003	31.14		2.5
2004	41.42		1.3
2005	56.46		1.6
2006	66.09		2.0
Forecast			
2007	63.55	2.81	5.0
2008	66.52	2.87	4.0
2009	63.53	2.92	3.0
2010	58.37	2.98	2.0
2011	55.20	3.04	2.0
2012	56.31	3.10	2.0
2013	57.43	3.16	2.0
2014	58.58	3.23	2.0
2015	59.75	3.29	2.0
2016	60.95	3.36	2.0
2017	62.17	3.43	2.0
	Escalation rate of 2.0% thereafter		

(1) Inflation rates for forecasting prices and costs.

Notes:
This summary table identifies benchmark reference oil pricing schedules that might apply to a *reporting issuer.*
Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

Table 10

For the fiscal year ended March 31, 2007, the Company’s weighted average price received for oil was $62.01.

PART 4            RESERVES RECONCILIATION

Not applicable because no reserves were booked as at the last day of the preceding fiscal year ending March 31, 2006.

PART 5            ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Undeveloped Reserves

All of the Company’s reserves are undeveloped and are located in the Cheal Oil Field.

Proven net undeveloped reserves of 371.9 Mbbls oil were first attributed to the Company on April 30, 2006. The proven net undeveloped reserves were attributed on the basis of a report by Sproule.

Probable net undeveloped reserves of 406.3 Mbbls oil were first attributed to the Company on April 30, 2006. The probable net undeveloped reserves were attributed on the basis of a report by Sproule.

Significant Factors or Uncertainties

Aside from the potential impact of material fluctuations in commodity prices, other significant factors or uncertainties that may affect the Company’s reserves or the future net revenue associated with such reserves include:

  material changes to existing taxation or royalty rates and/or regulations the United States: New Zealand currency exchange rate
  the timing of completion and level of success of the Cheal Oil Field development, that includes the drilling success of future production wells.
  ability to obtain storage and sales contracts for crude oil.

Future Development Costs

Development costs for the Cheal Oil Field are anticipated to be $31.44mm (100%), which as of the effective date of this report approximately $15.22mm has been incurred leaving $16.22mm of future development costs to be paid (100%) during the 2008 fiscal year.

The Company will fund its estimated future Cheal Oil Field development costs from a combination of working capital on hand and from production revenues provided by Cheal Oil Field production so there will be no financing costs associated with these funds and there will be no effect on future net revenues.

PART 6            OTHER OIL AND GAS INFORMATION

Oil and Gas Properties and Wells

The Company’s only property with attributed reserves is in PMP 38156-S (TAG 30.5%) referred to as the Cheal Oil Field, located in New Zealand. The field is located in the onshore portion of the Taranaki Basin, which lies along the west coast of the North Island.

During the 2007 fiscal year, a total of 45,094 barrels of oil (100%) was produced, and 44,731 barrels were transported to the Waihapa Production Station and sold to Swift Energy. The Company’s share of production from the Cheal Oil Field is 30.5% .

On July 26, 2006, a mining permit was granted PMP 38156 covering both the shallow and deep areas of the Cheal Oil Field for an initial term of 10 years with a right to extend the term of the mining permit following delineation of reserves.

The development of the Cheal Oil Field was approved by the Joint Venture participants in 2006 and includes a production facility having an initial capacity of 2,000 barrels of oil per day and 3 million cubic feet of gas per day. The production facility and development operations are located on two sites (the “Cheal A-Site” and the “Cheal B-Site”) that are less than a mile apart. The Cheal A-Site is the location of the first two discovery wells, Cheal A-3 and Cheal A-4, as well as the site for the production facility that is being constructed to process and handle raw production from up to 9 development wells located on the Cheal Oil Field.

The construction of the production facility commenced in 2006 and is nearing completion, as of the date of this report, and the plant is scheduled for fulltime commissioned production by September, 2007. Once the production facility is fully operational, initial oil production is forecast to ramp up to approximately 800 barrels per day (100%).

Development at the B-Site to date, has also consisted of the drilling of four wells, Cheal B1 to B4, and there is further scheduled development drilling from the A-Site in the 2008 fiscal year that is anticipated to increase production to 1400-1500 barrels per day (100%).

The following table summarizes the wells drilled to date in the Cheal Oil Field:

Cheal Wells

Cheal-1	Completed for production - shut in

Cheal-2	Partially abandoned - shut in

Cheal-A3X	Completed for production - shut in

Cheal-A4	Completed for production - shut in

Cheal-B1	Completed for production - shut in

Cheal-B2	Producing

Cheal-B3	Producing

Cheal-B4	Plugged and suspended

Properties with No Attributed Reserves

The following table summarizes the Company’s interests at March 31, 2007, in unproved properties located in New Zealand:

Permit	Location	Working Interest %	Gross Acres	Net Acres

PMP 38153	Onshore Taranaki	15	1,483	222

PMP 38156-D	Onshore Taranaki	15.1	7,487	1,131

PMP 38157 (1)	Onshore Taranaki	25	5,555	1,389

PEP 38256	Onshore Canterbury	100	711,895	711,895

PEP 38341	Onshore East Coast	35.5	425,753	151,142

PEP 38342	Onshore East Coast	35.5	448,487	159,213

PEP 38738-S	Onshore Taranaki	30.5	11,493	3,505

PEP 38738-D	Onshore Taranaki	15.1	11,493	1,735

PEP 38741	Onshore Taranaki	45	3,138	1,412

PEP 38745	Onshore Taranaki	83.33	12,483	10,402

PEP 38746	Onshore Taranaki	16.67	19,620	3,271

PEP 38748	Onshore Taranaki	33.33	15,873	5,290

PEP38751	Onshore Taranaki	33.33	16,328	5,442

PEP 38758	Onshore Taranaki	100	12,276	12,276

PEP 38765	Onshore Taranaki	38.3	3,142	1,203

Total			1,706,506	1,069,529

(1)

To receive a formally recognized 25% interest in this permit and the accompanying production station, the Company plans to plug and abandon the Radnor-1a well once the operator of the permit confirms that they will request ministry consent to recognize the Company’s interest after the operations are completed. If this confirmation is not received from the operator, or if the operator attempts to obstruct the Company’s plugging and abandoning operations, the Company may initiate legal action.

During the year ended March 31, 2007, the Company relinquished its interests in PEP 38258, PEP 38732, PEP 38736, PEP 38744, PEP 38766 and PEP 38767.

Subsequent to March 31, 2007, PEP 38751, PEP 38256 and PEP 38341 consisting of 868,479 net acres were relinquished. PMP 38157, PEP 38758 and PEP 38745 consisting of 24,067 net acres may expire within the next twelve months.

The Company’s commitments in relation to the all of its remaining permits, including PMP 38156-S, total CDN$9,665,000. The Company and its joint venture partners plan to drill a well in PMP 38153 and two wells in PMP 38156-S. Other material commitments associated with the above permits not already detailed in this report relate to participating in the drilling of a well on PEP 38342, plugging and abandoning a well on PMP 38157 and intervening and testing the Cardiff-2A well on PMP 38156-D.

The Company plans to continue to maintain its permits in good standing with the Ministry of Economic Development in New Zealand and to lodge additional term applications accordingly.

Forward Contracts

The Company is in the process of finalizing a gas sales agreement for the future sale of small amounts of gas produced from the Cheal Oil Field. Cheal gas will be processed for the Cheal Joint Venture by a New Zealand company and a gas handling agreement is being finalized. Under the proposed terms of this agreement gas will be processed at a fixed rate per mscf with the fixed rate being adjusted annually using a price producer’s index.

The Cheal Joint Venture operator, as agent for and on behalf of the Cheal Joint Venture participants, has a contract in place to sell a total of up to 500 bbls/day of Cheal crude gross. The crude price is based on the Asian Price Index TAPIS minus a fixed handling fee. As of March 31, 2007 the Cheal Joint Venture is in the process of negotiating further crude sales contracts for additional Cheal production.

The Cheal Joint Venture operator, as agent for and on behalf of the Cheal Joint Venture participants, has various contracts in place with equipment suppliers and service providers to ensure the construction and commissioning of the Cheal A and B site facilities and their subsequent operation.

The Company holds a 15.1% interest in PMP 38156-D which includes the Cardiff deep gas prospect. The Company has a gas supply agreement for the Cardiff field. This agreement was entered into in July, 2004, prior to the Company earning ownership in this permit in June, 2006. The contract is set up with a “take or pay” obligation on the buyer. The initial gas price under this contract is based on a fixed rate per GJ that was set against economic indicators in 2004 and under the contract is adjusted annually to take into account economic growth. Currently, no Cardiff reserves are in the proved category and there is no production from this field.

The joint venture of PMP 38153 also has a gas sales agreement for the Kahili Field, in which TAG holds 15% interest. This contract is structured such that the buyer takes all gas the seller is capable of producing, up to the plant capacity. There are no reserves in the proven category and there is no production from Kahili at this time. Should production start and the contract be used a fixed fee is payable buy the seller to the buyer to cover capital recovery of the buyer’s processing facilities.

Additional Information Concerning Abandonment and Reclamation Costs

The Company’s abandonment and reclamation costs are ascertained by estimating the costs using current techniques to fulfill the current obligations in regard to wells that are under appraisal or pending development.

At March 31, 2007, the Company was party to joint ventures that have an obligation to plug and abandon a total of 8 wells at the end of their useful life. The present value of these obligations have been projected based on an estimate of future liability of CDN$303,054 discounted using credit adjusted risk free rates of 8%. The costs are expected to be incurred between 2015 and 2020.

Tax Horizon

The Company currently does not see income taxes becoming payable in the foreseeable future.

Costs Incurred

The Company incurred CDN$40.55mm worth of expenditures on its oil and gas properties located in New Zealand during the 2007 fiscal year.

Proved properties - A total of CDN$22.17mm was spent on the acquisition of the Company’s interest in the Cheal Oil Field in PMP 38156-S and CDN$5.37mm was spent on expenditures relating to development activities on the permit.

Unproved properties - A total of CDN$13.01 was spent on exploration costs relating to the Company’s unproved properties.

Exploration and Development Activities

All properties are subject to work program requirements, under which the Company and its joint venture participants commit to a certain program of work in the relevant permit area, with each commitment usually being over one year, with an election to commit to further activity or to surrender the permit at that time.

New Zealand

Development wells on PMP 38156-S (TAG 30.5% interest):

Cheal-B1 was spudded in the third quarter of the 2007 fiscal year. This deviated development well was drilled from the Cheal “B” surface location reaching a TD of 1863m MDAH and has been completed for production.

Cheal-B2 was spudded in the third quarter of the 2007 fiscal year. This deviated development well was drilled from the Cheal “B” surface location reaching a TD of 1866m MDAH and has been completed for production.

Cheal-B3 was spudded in the third quarter of the 2007 fiscal year. This deviated development well was drilled from the Cheal “B” surface location reaching TD of 1927m MDAH and has been completed for production.

Cheal-B4 was spudded in the third quarter of the 2007 fiscal year. This deviated development well was drilled reaching a TD of 2900m and has been plugged and suspended in preparation for future side tracking operations.

Exploration wells:

PMP 38157 (TAG 25% interest) - Radnor-1A was drilled, at a 100% cost to the Company, in the second quarter of the 2007 fiscal year and was kicked off from a previous well on the permit (Radnor-1) reaching a total depth of 4395m MDAH. Testing operations yielded poor results and were considered sub-economic. The well remains shut in at surface at this time.

PEP 38758 (TAG 100% interest) - Mangamingi-1 was drilled in the fourth quarter of the 2007 fiscal year. This deviated exploration well was drilled reaching a total depth of 1871m MDAH. Good oil shows were registered over substantial intervals while drilling. Following the acquisition of wireline logs and side wall cores the well was cased and perforated from 1776.5 -1786m where the well flowed natural gas to flare (as well as some formation water) at uneconomical rates and the well was plugged and abandoned.

PEP 38741 (TAG 45% interest) Ratanui-1 was drilled in the fourth quarter of the 2007 fiscal year. This vertical exploration well was drilled to a TD of 2120m MDAH. After the evaluation of wireline and drilling data the well was plugged and abandoned.

The Company’s most current exploration and development activities relate to its operations in New Zealand as described above.

Production Estimates

Estimated production volumes derived from the first year (April 1, 2007 to March 31, 2008) of the cash flow forecast (constant and forecast price) prepared in conjunction with the Company’s reserves data (and included in the Sproule report) are as follows:

New Zealand: Cheal Field

Light and medium oil	59.0 Mbbls
Natural gas	31 MMcf

Production History

The Company’s historical production and netback data for the period ended March 31, 2007 is presented below in CDN$:

		Light and Medium Oil
	Q1	Q2	Q3	Q4	Total
					Year
New Zealand

Company share of daily production (bbl/day)	-	46	48	55	50

Average ($/bbl)
Price received	$-	$55.34	$75.95	$73.96	$68.81
Royalties	$-	$2.76	$3.72	$3.05	$3.18
Production costs	$-	$30.46	$25.62	$23.85	$26.48
Netback	$-	$22.12	$46.61	$47.06	$39.15
Company share of 2007 production - bbls					13,754
Company share of 2007 production - bbls sold					13,643